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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended



                             IES INTERNATIONAL INC.
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52406
                -------------------------------------------------
                        (Name of foreign utility company)







                          Interstate Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192
                ------------------------------------------------
                   (Name of filing company if filed on behalf
                          of a foreign utility company)





                The Commission is requested to mail copies of all communications relating to this Notification to:

                                 Barbara J. Swan
                                 General Counsel
                          Interstate Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192

                                 M. Douglas Dunn
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                          New York, New York 10005-1413

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         Interstate Energy Corporation ("IEC"), a Wisconsin corporation and a registered holding company under the Public Utility Holding Company Act of 1935 (the "'35 Act"), as amended, acting on behalf of IES International Inc. ("International"), an Iowa corporation and a wholly-owned subsidiary of IEC, hereby notifies the Securities and Exchange Commission (the "Commission") that International is, and hereby claims status as, a foreign utility company ("FUCO") within the meaning of Section 33 of the '35 Act.

Item 1.  Name, Business, Address, Facilities and Ownership.
-------  --------------------------------------------------

         The name and business address of the company claiming FUCO status is IES International Inc., 200 First Street S.E., Cedar Rapids, Iowa, 52406.

         International was organized in 1996 as a holding company for the international investments of IES Industries Inc. ("IES"). IES was an Iowa corporation that was a public utility holding company exempt under Section 3(a)(1), and Rule 2 thereunder, of the '35 Act until it merged with WPL Holdings, Inc. ("WPLH"), a Wisconsin corporation and a public utility holding company exempt under the '35 Act, and Interstate Power Company ("IPC"), a Delaware corporation and a public utility company. International is a wholly-owned subsidiary of IEC, the surviving entity of the merger of IES, WPLH and IPC.

         International has three wholly-owned subsidiaries. IES New Zealand Ltd. ("IES New Zealand"), a FUCO with headquarters in Auckland, New Zealand, is a wholly-owned subsidiary of International. IES New Zealand owns approximately eight percent of the common stock of two New Zealand utility companies, Powerco Limited, with headquarters in Wanganui, New Zealand, and Central Power Limited, with headquarters in Palmerston North, New Zealand. Interstate Energy Corporation PTE Ltd. ("Interstate PTE"), a FUCO with headquarters in Singapore, is also a wholly-owned subsidiary of International. Interstate PTE is participating in cooperative joint venture enterprises in the People's Republic of China ("PRC") with PRC legal entities to develop and operate co-generation steam and power facilities. IES Brazil Inc. is a FUCO with headquarters in Cedar Rapids, Iowa, and is also a wholly-owned subsidiary of International.

         International currently does business only through its ownership of companies in the British Virgin Islands, Singapore, Brazil, China and New Zealand, and it is anticipated that any future acquisition would likewise be only in the British Virgin Islands, Singapore, Brazil, China, New Zealand or another foreign nation. It owns and operates facilities that are not located in any State in the United States of America (the "United States") and that are used for the generation, transmission, or

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distribution of electric energy. International will not derive any part of its income from the generation, transmission, or distribution of electric energy for sale within the United States.

Item 2.  Domestic Associate Public-Utility Companies of International
-------  ------------------------------------------------------------
         and their Relationship to International.
         ----------------------------------------

         International is a wholly-owned subsidiary of Alliant Industries, Inc. ("Industries"), which serves as the holding company for substantially all of the non-regulated businesses of IEC. Industries is a wholly-owned subsidiary of IEC.

         IES Utilities Inc. ("Utilities"), an Iowa corporation engaged primarily in providing electric energy, natural gas and, to a limited extent, steam used for heating and industrial purposes, is a public utility associate company of International. IPC, which is engaged primarily in generating, purchasing, transmitting, distributing and selling electric energy and also in the distribution and sale of natural gas, is a public utility associate company of International. Wisconsin Power and Light Company ("WP&L") and its wholly-owned utility subsidiary, South Beloit Water, Gas & Electric Company ("South Beloit"), are combination electric and gas public utilities and are also public utility associate companies of International. IEC, either directly or indirectly, owns all of the issued and outstanding shares of common stock of Utilities, IPC, WP&L and South Beloit. At present, apart from their affiliation to IEC, Utilities, IPC, WP&L and South Beloit have no relationship with International.

         Alliant Services Company, the service company for IEC described in Holding Co. Act Release No. 26856 (Apr. 14, 1998), may also perform services for International and its subsidiaries in accordance with the rules and regulations, if applicable, of the Iowa Utilities Board, the Public Service Commission of Wisconsin, the Illinois Commerce Commission, the Minnesota Public Utilities Commission and the Commission.


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                                    SIGNATURE


         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                                    Interstate Energy Corporation


                                    By: /s/ Barbara J. Swan
                                        -------------------
                                        Barbara J. Swan
                                        General Counsel



Date:  April 23, 1998






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